[LETTERHEAD OF SYNERGY LAW GROUP, L.L.C.]

Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

                                January 18, 2013

VIA ELECTRONIC DELIVERY
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re: Zewar Jewellery, Inc.
    Registration Statement on Form S-1
    Filed December 5, 2012
    File Number 333-185278

Dear Ms. Ransom:

     This letter is in response to your comment letter dated December 21, 2012 to Mohsin Mulla, President of Zewar Jewellery, Inc. (the "Company"), regarding the Company's Registration Statement on Form S-1 filed December 5, 2012. We have today filed electronically on EDGAR a marked copy of the Company's Registration Statement on Form S-1/A (the "Registration Statement") along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

GENERAL

COMMENT 1

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of online retail sale of imitation jewelry. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check
     company.   Please  revise  your  disclosure  throughout  your  registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:
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     *    Your  disclosure  indicates  that you are a development  stage company issuing penny stock.
     * You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.
     *    You have no assets, except for $15,000 in cash.

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

Response:

The Company does not fall within the definition of a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended (the "Securities Act").

Rule 419(a)(2) of the Securities Act defines a blank check company as a company that:

     (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
     (ii) is issuing "penny stock," as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934.

The Company will be issuing penny stock and has made disclosures to that effect throughout the Registration Statement, and the Company is a development stage company.

However, the Company has a very specific business plan which is the online retail sale of imitation jewelry. The Company cannot be characterized as a company without a specific business plan or a company whose business plan is to engage in a merger or acquisition with unidentified parties.

In order to be classified as a blank check company, a company must meet the criteria of BOTH subparagraphs (i) and (ii) of Rule 419(a)(2). Because the Company is not a company without a specific business plan and is not a company whose business plan is to engage in a merger or acquisition with unidentified parties as provided by subparagraph (i), the Company cannot be categorized as a blank check company as defined in Rule 419(a)(2).

COMMENT 2

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting of any amount of cash and cash equivalents and nominal other assets. We also note your disclosure on page 22 that you are a shell company. If you conclude
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U. S. Securities and Exchange Commission
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     that your company is a shell  company,  please  revise your  prospectus  to disclose that you are a shell company and further disclose the consequences
     of  that  status,   such  as  the  restrictions  on  your  ability  to  use
     registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response:

The Company is a shell company as defined in Rule 405 because it has:

     (1)  No or nominal operations; and
     (2)  Either:
          (i)  No or nominal assets;
          (ii) Assets consisting solely of cash and cash equivalents; or
          (iii)Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has added a section in the Registration Statement on page 32 discussing its shell company status and has added additional disclosure on pages 3 and 6 regarding the consequences of its status as a shell company.

COMMENT 3

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

There are no written communications that the Company will present to potential investors pursuant to Section 5(d) of the Securities Act. Likewise, no research reports about the Company will be published or distributed by any broker in the Company's offering as no brokers will participate in the offering.
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U. S. Securities and Exchange Commission
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PROSPECTUS COVER PAGE

COMMENT 4

4. Please revise the prospectus cover page and prospectus summary to disclose, if true, that this is an "all or nothing" offering and briefly describe the implications of that offering structure. In this regard, we note the disclosure to this effect in the plan of distribution.

Response:

The Company has revised the prospectus cover page to disclose, as provided elsewhere in the prospectus, that this is an "all or nothing" offering.

COMMENT 5

5. We note your statement in the second paragraph of the prospectus cover page that "[t]here is no minimum offering of the Zewar shares." Please revise your disclosure as necessary to clarify, if true, that this means there is no minimum amount that an investor is required to purchase.

Response:

The Company has revised the second paragraph of the prospectus cover page to provide there is no minimum amount that an investor is required to purchase in the offering.

COMMENT 6

6. Please revise your disclosure to clarify whether you reserve the right to extend the offering beyond the 180-day period described in the prospectus. If you reserve such right, please indicate how you will notify investors of any extension. Please make conforming revisions throughout the prospectus.

Response:

The Company does not reserve the right to extend the offering beyond the 180-day offering period.

COMMENT 7

7. We note your statement in the fourth paragraph of the prospectus cover page that you "intend to seek a listing of [y]our common stock on the Over-The-Counter Bulletin Board." Please revise your disclosure to clarify that your stock would be quoted on the OTCBB, rather than listed, as the OTCBB is not a stock exchange. Please also disclose, if true, that there are no assurances that your stock will qualify for quotation on the OTCBB. Please make conforming revisions throughout the prospectus.
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U. S. Securities and Exchange Commission
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Page 5


Response:

The Company has revised the disclosure on the prospectus cover page to provide that the Company will seek to have its common stock quoted (rather than listed) on the OTCBB and has made conforming revisions throughout the document. Disclosures regarding the fact that there are no assurances that the stock will qualify for quotation have been strengthened throughout the document.

RISK FACTORS, PAGE 6

COMMENT 8

8. If you believe you will be responsible for any warranty or repair claims by your customers, please add a risk factor to address the associated risks, and clarify whether you will be able to seek reimbursement from the manufacturer or supplier as a result of any of those claims.

Response:

Jewelry sales made by the Company will be final and without warranty. The Company will not be responsible for repairs.

COMMENT 9

9. Please add one or more additional risk factors, as necessary, to address any risks that make your offering risky or speculative, such as the lack of an escrow account and escrow agent and the potential availability to creditors of any investor funds that you hold.

Response:

The Company has added an additional risk factor addressing the risk that investor funds will potentially be subject to claims of creditors because they are not being held in an escrow account during the offering period.

COMMENT 10

10. We note you have elected not to opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please expand your risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your JOBS Act disclosure beginning on page 27.
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U. S. Securities and Exchange Commission
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Page 6


Response:

The Company has expanded its risk factor disclosure and has revised the JOBS Act section on page 27 to provide disclosure regarding the effect of the Company's election not to opt out of the extended transition period.

WE MUST BUILD A WEBSITE IN ORDER TO BE ABLE TO SELL JEWELRY PRODUCTS...,PAGE 7

COMMENT 11

11. On page 7 you state that "[t]he construction of our website is in the early stage of development and will require substantial time and resources to complete." This disclosure implies that your website will need additional funding for its completion and appears to contradict your disclosure on page 3 where you state that the funds from this offering will help to fully implement the business plan and "[d]evelop the website with catalogue and purchase inventory." Please revise your disclosures throughout your filing to consistently indicate whether completion of the website will require additional funding.

Response:

The development of the Company's website and related expenses is budgeted to be $10,000 which the Company believes will be adequate for the Company to develop its website because of the availability of inexpensive software developers in India. The Company has revised its disclosure to clarify that the Offering proceeds will provide sufficient resources required for completion of the website and not require resources beyond the Offering proceeds.

USE OF PROCEEDS, PAGE 16

COMMENT 12

12. We note you describe the $32,000 as the net proceeds of the offering. Please explain whether this excludes offering costs and if so revise.

Response:

The Company has revised the prospectus to refer to the $32,000 as the "total" offering proceeds.

DILUTION, PAGE 18

COMMENT 13

13. Your tangible book value after the offering should reflect a deduction for offering expenses. As a result of our earlier comment, to the extent proceeds of $32,000 do not represent the net proceeds of this offering please revise your disclosure. Please refer to Item 506 of Regulation S-K.
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January 18, 2013
Page 7


Response:

The Company has revised the Dilution section of the Registration Statement to accurately reflect its tangible book value.

PLAN OF DISTRIBUTION, PAGE 19

COMMENT 14

14. Please tell us how you plan to market your offering in the United States and comply with applicable federal securities laws, such as, for example, prospectus delivery requirements. In this regard, we note your disclosure in the first full paragraph on page 20 about the marketing activities in which you plan to engage in India once the registration statement is effective.

Response:

The Company plans to market the securities in India only and has revised the Registration Statement on page 20 in that regard.

SHARES ELIGIBLE FOR FUTURE SALE, PAGE 22

COMMENT 15

15. In the second paragraph, please revise your disclosure to clarify that whether the shares covered by the registration statement are freely transferable would depend on the status of the party seeking to transfer the shares and, in this regard, the ability of affiliates to transfer would be subject to limitations.

Response:

The Company has revised the prospectus in this regard.

DESCRIPTION OF OUR BUSINESS, PAGE 23

COMMENT 16

16.  Please remove the hyperlinks from your disclosure.

Response:

The Company has removed the hyperlinks from the prospectus.
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Page 8


INDUSTRY OVERVIEW, PAGE 23

COMMENT 17

     17. We note your reference to two reports or articles contained in your prospectus. Please tell us whether you commissioned any of the referenced sources.

Response:

The Company did not commission any of the sources cited in the prospectus.

COMPETITION, PAGE 25

COMMENT 18

18. We note your disclosure on page 8, indicating that "the jewelry online industry is highly competitive as there are no substantial barriers of entry." This appears to contradict your disclosure on page 25 where you state that "there are fewer competitors with a presence in the Indian market." Please clarify why there are fewer competitors in the Indian market if your business plan is based on internet access and there are no substantial barriers of entry.

Response:

Following the preparation of the Registration Statement until the current time, the Company has become aware of other online jewelry retailers who will compete with the Company. The Company has revised the Registration Statement to indicate that competition is increasing but that the Indian market is substantial with space for additional online retailers.

COMMENT 19

19. In view of your stated focus on the market in India, please explain to us the relevance of information about the costume jewelry market in the United States or remove or appropriately revise such disclosure.

Response:

The information on the costume jewelry market in the U.S. has been deleted.

ONLINE MARKETING, PAGE 25

COMMENT 20

20. Your disclosure in the last paragraph of this section indicates that you plan to join the LinkShare Network. Please revise to quantify the additional capital you will need to join this network and how you will get the additional funding. If applicable, please reference the costs included in your budget on page 35.
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January 18, 2013
Page 9


Response:

The Company has clarified the Registration Statement to provide that joining the LinkShare Network will occur after the Company is operational and has adequate financial resources to do so.

SOCIAL MEDIA TOOLS, PAGE 26

COMMENT 21

21. Your disclosure section titled "Social Media Tools" indicates that your "social media strategy includes videos, talk-backs with fashion leaders, contests, coupons, special offers and give-aways, among others." Please, indicate if these social media strategies are included in your initial budget for the development of your website and reference the costs included in your budget on page 35. If not, please quantify the additional capital you will need to complete the social media strategy and discuss how you will get the additional funding.

Response:

The Company has revised the Registration Statement to clarify that social media strategies, to the extent they require a cash outlay, are included in the initial budget for the development of its website.

OPERATION PLAN, PAGE 26

COMMENT 22

22. On page 26 you indicate that the independent auditors have issued an opinion which expresses doubt as to your ability to continue as a going concern. In light of the fact that there is no guarantee that you will receive proceeds from this offering, please include an estimate as to how long you can continue as a going concern without obtaining additional working capital.

Response:

The Company has revised the prospectus to disclose that if the Company receives no proceeds from the Offering, the Company will be able to continue as a going concern only until approximately July 31, 2013.

COMMENT 23

23. Please thoroughly revise this section to clarify and better describe the timeframe of your business plan and strategy. If not explained elsewhere, please explain in reasonable detail any steps that you need to complete before you can begin selling products through your website, and the
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January 18, 2013
Page 10


     expected timing of any such steps. In this regard, please clarify the following:

     * Timeline for online marketing and social media strategy to be completed.
     * Timeline for selection of the fashion styles to be included in your inventory.
     *    Timeline for completion of website.

Response:

The Company has substantially revised this section to expand its disclosure regarding the anticipated timelines for the various elements of its business plan.

COMMENT 24

24. We note that in this section you do not disclose the need for future additional financing. However, the risk factor section indicates that additional funds may be necessary to complete further development of your website and Note 2 to the Financial Statements states that "[m]anagement intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors." To ensure consistency throughout the disclosures, please quantify the expected additional funding that might be necessary and the possible sources of this funding.

Response:

The Company has revised the Registration Statement to clarify that the additional funding needed refers to the proceeds from the Offering.

PATENT, TRADEMARK, LICENSE & FRANCHISE RESTRICTIONS..., PAGE 28

COMMENT 25

25. We note your disclosure indicating that "[t]here are no inherent factors or circumstances associated with this industry, or any of the products or services that we expect to be providing that would give rise to any patent, trademark or license infringements or violations." Please, include a more detailed explanation as to why intellectual property infringement is not an inherent factor for your industry and business.

Response:

The Company has revised  this section to provide the  information  called for by
Item 101 of Regulation S-K.
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FACILITIES, PAGE 29

COMMENT 26

26. We note your statement on page 29 that you do not own or rent facilities of any kind, as currently, your President provides the office space free of charge. However, on pages 17 and 35 you indicate that this offering is needed to cover "office and administrative costs of about $3,000." Please clarify if there are any costs associated with the office space and revise the disclosure accordingly. Also, provide the basis for this arrangement, specifically indicating for how long you anticipate being able to use this space for free.

Response:

The Company has revised the Registration Statement disclosures to indicate that the office and administrative costs consist primarily of the purchase of office equipment and supplies (primarily a computer and printer). The Company has also revised the Registration Statement to disclose that it expects to be able to use the current office space without charge until the business is profitable and operations warrant renting a larger space in a commercial building.

EMPLOYEES, PAGE 29

COMMENT 27

27.  We note your statement that "[u]pon  commencement  of our operation .... we may retain one part-time person for packing and delivery to post office or courier offices." Please revise your disclosure to indicate how you plan to finance that person's salary.

Response:

The Company has revised the Registration Statement to indicate that a part-time employee will be hired when business operations warrant and that the salary for a part-time employee of approximately $80 will be financed from revenue generated from operations.

COMMENT 28

28. Please revise your disclosure here and elsewhere as necessary (e.g., "Significant Employees, page 31) to clarify, if true, that Mr. Mulla is your employee.

Response:

Mr. Mulla is not an employee of the Company. At this time the Company has no funds to pay salaries. Mr. Mulla provides unpaid consulting services to the Company.
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January 18, 2013
Page 12


BIOGRAPHICAL INFORMATION, PAGE 29

COMMENT 29

29. We note your statement on page 30 listing the experience, qualifications, attributes, and skills that led to the conclusion that Mr. Mulla should serve as your director including "his computer technology skill, along with his spouse who is a computer programmer." Pursuant to Item 401(e)(1) of Regulation S-K, please describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Mulla should serve as director. The computer proficiency of his spouse is not one of Mr. Mulla's personal attributes and should not be listed in this section.

Response:

The Company has revised the biographical information of Mr. Mulla to include a description of Mr. Mulla's skills which qualify him as a director of the Company.

COMMENT 30

30.  You  disclose  Mr.  Mulla's work  experience  since 2009.  Pursuant to Item
     401(e)(1)  of  Regulation  S-K,   please  describe  Mr.  Mulla's   business
     experience during the past five years.

Response:

The Company has revised the description of Mr. Mulla's business experience to cover the past five years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 34

LIQUIDITY AND CAPITAL RESOURCES, PAGE 36

COMMENT 31

31. Please expand your disclosure here and in the footnotes to your audited financial statements to indicate whether or not you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans.

Response:

The Company has revised its disclosure to provide that it has received no verbal or written commitments from stockholders, directors or officers to provide the Company with any form of cash advances, loans or other sources of liquidity to meet its working capital needs.
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January 18, 2013
Page 13


COMMENT 32

32. Please expand your discussion to specifically address liquidity on both a short term and long term basis. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company has revised its discussion of short-term and long-term liquidity needs.

NOTES TO FINANCIAL STATEMENTS, PAGE F-7

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

COMMENT 33

33. Please disclose your accounting policy for website development costs. Refer to ASC 350-50-25.

Response:

The Company has revised the registration statement to include a disclosure of its accounting policy for website development.

BASIC AND DILUTED LOSS PER SHARE, PAGE F-8

COMMENT 34

34. Please explain how you calculated weighted average shares outstanding of 40,984.

Response:

The shares were subscribed for on October 26, 2012 and were outstanding for five days; the weighted average of 3,000,000 shares outstanding is, therefore, 40,984.

EXHIBIT 5.1

COMMENT 35

35. Please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19, which is available on our website.

Response:

The opinion of counsel has been revised.
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U. S. Securities and Exchange Commission
January 18, 2013
Page 14


     The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

     The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the Company's responses and revisions address the comments raised in your letter to the Company dated December 21, 2012. However, the Company will provide further information and make further revisions at your direction.

                                Very truly yours,


                                /s/ Kristen A. Baracy
                                ------------------------------------
                                Kristen A. Baracy